

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 6, 2007

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

> **Re: Gammon Lake Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2005**
> **Filed on April 3, 2006**
> **Response Letter Dated February 23, 2007**
> **File No. 001-31739**

Dear Mr. George:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 23, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a) Mineral Properties and Related Deferred Costs, page 27

1.   We note your response to comment two of our letter dated February 15, 2007. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of a project's development. Please specify the types of exploration activities that have the characteristics of property, plant and equipment. In addition, please clarify if you capitalize exploration costs upon determining additional proven and probable mineral reserves. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief